Exhibit D

HARMONY GOLD MINING COMPANY LIMITED

First Floor The High Street	Suite No.1 Private Bag X1	T +27 11 684 0140	NYSE trading symbol HMY
Melrose arch Melrose North	Melrose Arch 2076	F +27 11 684 0188	JSE trading symbol HAR
2196 Johannesburg	Johannesburg South Africa	W www.harmony.co.za

MMC Norilsk Nickel

22, Voznesensky Per.,

Moscow 125993

28 January 2005

Dear Sirs,

MINIMUM ACCEPTANCE CONDITION

You are aware that the Securities Regulation Panel will not consent to an extension of the 60 day time period referred to in rule 28.6 of the South African Securities Regulation Code in respect of our subsequent offer. Unless such consent is granted, or we waive the minimum acceptance condition to our subsequent offer, the subsequent offer will lapse. We have accordingly elected to waive the minimum acceptance condition.

Under the terms of the irrevocable undertaking, this could theoretically result in you being obliged to accept the subsequent offer in circumstances where your acceptance would not result in Harmony gaining effective control of Gold Fields. In view of this, we hereby agree that we will not oblige you to accept the subsequent offer until we have confirmed to you that we have received, in aggregate, sufficient acceptances of the subsequent offer as will, together with the Gold Fields shares acquired by us under the early settlement offer and your 20.03% shareholding, equate to Harmony holding in excess of 50% of the issued share capital of Gold Fields.

Yours faithfully,

/s/ Bernard Swanepoel
Bernard Swanepoel
Chief Executive

Directors:	P T Motsepe* (Chairman), Z B Swanepoel (Chief Executive), F Abbott*, F Dippenaar, V N Fakude*,
T S A Grobicki, W M Gule, Dr D S Lushaba*, R Menell*, M Motloba*, Dr M Nkosi*, M F Pleming*,
	N V Qangule, C M L Savage*	*Non-Executive

Secretary:	M P van der Walt

Registration Number: 1950/038232/06